SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Commission File No. 000-51196

For the month of April, 2015

AIXTRON SE
(Translation of registrant’s name into English)

Dornkaulstr. 2
52134 Herzogenrath
Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ⊠	Form 40-F ⃞

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ⃞	No ⊠

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

AIXTRON SE: Publication according to § 26 paragraph. 1 WpHG with the objective of Europewide distribution

Notification of voting rights pursuant to Art. 25a, Sec. 1 WpHG
We received the following notification pursuant to Art. 25a, Sec. 1 WpHG on April 23, 2015:

1. Listed company: AIXTRON SE, Dornkaulstraße 2, 52134 Herzogenrath,
Germany

2. Notifier: UBS Group AG, Zurich, Switzerland

3. Triggering event: Falling below threshold

4. Threshold(s) crossed or reached: 10%

5. Date at which the threshold is crossed or reached: 17.04.2015

6. Total amount of voting rights: 9.998% (equals 11267523 voting rights) calculated from the following total number of voting rights issued:
112701905

7. Detailed information on the voting rights proportion:

Voting rights proportion based on financial/other instruments pursuant to Art. 25a, Sec. 1 WpHG: 3.85% (equals 4342176 voting rights) thereof held indirectly:
3.85% (equals 4342176 voting rights)

Voting rights proportion based on financial/other instruments pursuant to Art. 25 WpHG: 0.76% (equals 860981 voting rights) thereof held indirectly:
0.76% (equals 860981 voting rights)

Voting rights pursuant to Art. 21, 22 WpHG: 5.38% (equals 6064366 voting rights)

8. Detailed information on financial/other instruments pursuant to Art. 25a, Sec. 1 WpHG:

Chain of controlled undertakings: UBS AG

ISIN or name/description of the financial/other instrument: Physically settled Put Option
Maturity:
Expiration date: 19.06.2015

ISIN or name/description of the financial/other instrument: Equity Swap
Maturity:
Expiration date: 30.06.2015

ISIN or name/description of the financial/other instrument: Equity Swap
Maturity:
Expiration date: 30.09.2016

ISIN or name/description of the financial/other instrument: Equity Swap
Maturity:
Expiration date: 08.12.2016

ISIN or name/description of the financial/other instrument: Equity Swap
Maturity:
Expiration date: 20.12.2016

ISIN or name/description of the financial/other instrument: Equity Swap
Maturity:
Expiration date: 27.03.2017

ISIN or name/description of the financial/other instrument: Equity Swap
Maturity:
Expiration date: 13.07.2017

ISIN or name/description of the financial/other instrument: Equity Swap
Maturity:
Expiration date: 01.08.2017

ISIN or name/description of the financial/other instrument: Equity Swap
Maturity:
Expiration date: 29.09.2017

ISIN or name/description of the financial/other instrument: Equity Swap
Maturity:
Expiration date: 03.11.2017

ISIN or name/description of the financial/other instrument: Equity Swap
Maturity:
Expiration date: 05.02.2018

ISIN or name/description of the financial/other instrument: Equity Swap
Maturity:
Expiration date: 19.03.2018

ISIN or name/description of the financial/other instrument: Equity Swap
Maturity:
Expiration date: 02.12.2016

ISIN or name/description of the financial/other instrument: Equity Swap
Maturity:
Expiration date: 19.07.2017

ISIN or name/description of the financial/other instrument: Equity Swap
Maturity:
Expiration date: 13.12.2016

Furthermore we received the following notification pursuant to Art. 25a, Sec. 1 WpHG on April 23, 2015:

1. Listed company: AIXTRON SE, Dornkaulstraße 2, 52134 Herzogenrath,
Germany

2. Notifier: UBS AG, Zurich, Switzerland

3. Triggering event: Falling below threshold

4. Threshold(s) crossed or reached: 10%

5. Date at which the threshold is crossed or reached: 17.04.2015

6. Total amount of voting rights: 9.998% (equals 11267523 voting rights) calculated from the following total number of voting rights issued:
112701905

7. Detailed information on the voting rights proportion:

Voting rights proportion based on financial/other instruments pursuant to Art. 25a, Sec. 1 WpHG: 3.85% (equals 4342176 voting rights) thereof held indirectly:
0% (equals 0 voting rights)

Voting rights proportion based on financial/other instruments pursuant to Art. 25 WpHG: 0.76% (equals 860981 voting rights) thereof held indirectly:
0% (equals 0 voting rights)

Voting rights pursuant to Art. 21, 22 WpHG: 5.38% (equals 6064366 voting rights)

8. Detailed information on financial/other instruments pursuant to Art. 25a, Sec. 1 WpHG:

ISIN or name/description of the financial/other instrument: Physically settled Put Option
Maturity:
Expiration date: 19.06.2015

ISIN or name/description of the financial/other instrument: Equity Swap
Maturity:
Expiration date: 30.06.2015

ISIN or name/description of the financial/other instrument: Equity Swap
Maturity:
Expiration date: 30.09.2016

ISIN or name/description of the financial/other instrument: Equity Swap
Maturity:
Expiration date: 08.12.2016

ISIN or name/description of the financial/other instrument: Equity Swap
Maturity:
Expiration date: 20.12.2016

ISIN or name/description of the financial/other instrument: Equity Swap
Maturity:
Expiration date: 27.03.2017

ISIN or name/description of the financial/other instrument: Equity Swap
Maturity:
Expiration date: 13.07.2017

ISIN or name/description of the financial/other instrument: Equity Swap
Maturity:
Expiration date: 01.08.2017

ISIN or name/description of the financial/other instrument: Equity Swap
Maturity:
Expiration date: 29.09.2017

ISIN or name/description of the financial/other instrument: Equity Swap
Maturity:
Expiration date: 03.11.2017

ISIN or name/description of the financial/other instrument: Equity Swap
Maturity:
Expiration date: 05.02.2018

ISIN or name/description of the financial/other instrument: Equity Swap
Maturity:
Expiration date: 19.03.2018

ISIN or name/description of the financial/other instrument: Equity Swap
Maturity:
Expiration date: 02.12.2016

ISIN or name/description of the financial/other instrument: Equity Swap
Maturity:
Expiration date: 19.07.2017

ISIN or name/description of the financial/other instrument: Equity Swap
Maturity:
Expiration date: 13.12.2016

Furthermore we received the following notification pursuant to Art. 25a, Sec. 1 WpHG on April 23, 2015:

1. Listed company: AIXTRON SE, Dornkaulstraße 2, 52134 Herzogenrath,
Germany

2. Notifier: UBS Group AG, Zurich, Switzerland

3. Triggering event: Exceeding Threshold

4. Threshold(s) crossed or reached: 10%

5. Date at which the threshold is crossed or reached: 20.04.2015

6. Total amount of voting rights: 10.12% (equals 11407951 voting rights) calculated from the following total number of voting rights issued:
112701905

7. Detailed information on the voting rights proportion:

Voting rights proportion based on financial/other instruments pursuant to Art. 25a, Sec. 1 WpHG: 3.84% (equals 4332617 voting rights) thereof held indirectly:
3.84% (equals 4332617 voting rights)

Voting rights proportion based on financial/other instruments pursuant to Art. 25 WpHG: 0.99% (equals 1120657 voting rights) thereof held indirectly:
0.99% (equals 1120657 voting rights)

Voting rights pursuant to Art. 21, 22 WpHG: 5.28% (equals 5954677 voting rights)

8. Detailed information on financial/other instruments pursuant to Art. 25a, Sec. 1 WpHG:

Chain of controlled undertakings: UBS AG

ISIN or name/description of the financial/other instrument: Physically settled Put Option
Maturity:
Expiration date: 19.06.2015

ISIN or name/description of the financial/other instrument: Equity Swap
Maturity:
Expiration date: 30.06.2015

ISIN or name/description of the financial/other instrument: Equity Swap
Maturity:
Expiration date: 30.09.2016

ISIN or name/description of the financial/other instrument: Equity Swap
Maturity:
Expiration date: 08.12.2016

ISIN or name/description of the financial/other instrument: Equity Swap
Maturity:
Expiration date: 20.12.2016

ISIN or name/description of the financial/other instrument: Equity Swap
Maturity:
Expiration date: 27.03.2017

ISIN or name/description of the financial/other instrument: Equity Swap
Maturity:
Expiration date: 13.07.2017

ISIN or name/description of the financial/other instrument: Equity Swap
Maturity:
Expiration date: 01.08.2017

ISIN or name/description of the financial/other instrument: Equity Swap
Maturity:
Expiration date: 29.09.2017

ISIN or name/description of the financial/other instrument: Equity Swap
Maturity:
Expiration date: 03.11.2017

ISIN or name/description of the financial/other instrument: Equity Swap
Maturity:
Expiration date: 05.02.2018

ISIN or name/description of the financial/other instrument: Equity Swap
Maturity:
Expiration date: 19.03.2018

ISIN or name/description of the financial/other instrument: Equity Swap
Maturity:
Expiration date: 02.12.2016

ISIN or name/description of the financial/other instrument: Equity Swap
Maturity:
Expiration date: 19.07.2017

ISIN or name/description of the financial/other instrument: Equity Swap
Maturity:
Expiration date: 13.12.2016

Furthermore we received the following notification pursuant to Art. 25a, Sec. 1 WpHG on April 23, 2015:

1. Listed company: AIXTRON SE, Dornkaulstraße 2, 52134 Herzogenrath
Germany

2. Notifier: UBS AG, Zurich, Switzerland

3. Triggering event: Exceeding Threshold

4. Threshold(s) crossed or reached: 10%

5. Date at which the threshold is crossed or reached: 20.04.2015

6. Total amount of voting rights: 10.12% (equals 11407951 voting rights) calculated from the following total number of voting rights issued:
112701905

7. Detailed information on the voting rights proportion:

Voting rights proportion based on financial/other instruments pursuant to Art. 25a, Sec. 1 WpHG: 3.84% (equals 4332617 voting rights) thereof held indirectly:
0% (equals 0 voting rights)

Voting rights proportion based on financial/other instruments pursuant to Art. 25 WpHG: 0.99% (equals 1120657 voting rights) thereof held indirectly:
0% (equals 0 voting rights)

Voting rights pursuant to Art. 21, 22 WpHG: 5.28% (equals 5954677 voting rights)

8. Detailed information on financial/other instruments pursuant to Art. 25a, Sec. 1 WpHG:

ISIN or name/description of the financial/other instrument: Physically settled Put Option
Maturity:
Expiration date: 19.06.2015

ISIN or name/description of the financial/other instrument: Equity Swap
Maturity:
Expiration date: 30.06.2015

ISIN or name/description of the financial/other instrument: Equity Swap
Maturity:
Expiration date: 30.09.2016

ISIN or name/description of the financial/other instrument: Equity Swap
Maturity:
Expiration date: 08.12.2016

ISIN or name/description of the financial/other instrument: Equity Swap
Maturity:
Expiration date: 20.12.2016

ISIN or name/description of the financial/other instrument: Equity Swap
Maturity:
Expiration date: 27.03.2017

ISIN or name/description of the financial/other instrument: Equity Swap
Maturity:
Expiration date: 13.07.2017

ISIN or name/description of the financial/other instrument: Equity Swap
Maturity:
Expiration date: 01.08.2017

ISIN or name/description of the financial/other instrument: Equity Swap
Maturity:
Expiration date: 29.09.2017

ISIN or name/description of the financial/other instrument: Equity Swap
Maturity:
Expiration date: 03.11.2017

ISIN or name/description of the financial/other instrument: Equity Swap
Maturity:
Expiration date: 05.02.2018

ISIN or name/description of the financial/other instrument: Equity Swap
Maturity:
Expiration date: 19.03.2018

ISIN or name/description of the financial/other instrument: Equity Swap
Maturity:
Expiration date: 02.12.2016

ISIN or name/description of the financial/other instrument: Equity Swap
Maturity:
Expiration date: 19.07.2017

ISIN or name/description of the financial/other instrument: Equity Swap
Maturity:
Expiration date: 13.12.2016

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

AIXTRON SE

Date:	April 28, 2015	By:	/s/ Martin Goetzeler
		Name:	Martin Goetzeler
		Title:	President and CEO